Exhibit 23.7

March 27, 2025

TO:	Seabridge Gold Inc.

United States Securities and Exchange Commission

Re:	Seabridge Gold Inc. (the “Company”)

Consent of Expert

Ladies and Gentlemen:

Reference is made to the technical report titled “KSM (Kerr-Sulphurets-Mitchell) Prefeasibility Study and Preliminary Economic Assessment, NI 43-101 Technical Report” dated August 8, 2022 (the “Technical Report”) prepared for the Company.

In connection with the Company’s Annual Report on Form 40-F (the “40-F”) in respect of the financial year ended December 31, 2024, to be filed with the U.S. Securities and Exchange Commission (“SEC”) pursuant to the Securities Exchange Act of 1934, as amended, I, Rolf Schmitt, M.Sc., P.Geo., on behalf of ERM Consultants Canada Ltd., hereby:

1.	consent to the public filing of the Report and the use of any extracts from or a summary of the Technical Report in the 40-F;

2.	consent to the use of ERM Consultants Canada Ltd.’s name and references to the Technical Report, or portions thereof, in the 40-F and to the inclusion or incorporation by reference of information derived from the Technical Report in the 40-F;

3.	confirm that I have read the 40-F and that it fairly and accurately represents the information in the sections of the Report for which I am responsible; and

4.	confirm that I have read the 40-F and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the Technical Report or that are within my knowledge as a result of the services performed by ERM Consultants Canada Ltd. in connection with the Technical Report.

Yours Truly,

/s/ Rolf Schmitt, P. Geo.
Rolf Schmitt, P. Geo.
Technical Director – Permitting

ERM Consultants Canada Ltd